

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2011

<u>Via E-mail</u>
Brian K. Kistler
President, Director
KMRB Acquisition Corp.
8200 Seminole Blvd.
Seminole, Florida 33772

      Re: KMRB Acquisition Corp.
            Form 10-12G
            Filed September 13, 2011, as amended October 18, 2011
            File No. 000-54498

Dear Mr. Kistler:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ Larry Spirgel

                                Larry Spirgel
                                Assistant Director

cc: <u>Via E-mail</u>
        Clifford J. Hunt, Esq.